Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105487

PROSPECTUS AND PROXY SOLICITATION SUPPLEMENT

Telefónica de Argentina S.A.

Offers to Exchange

11 7/8% Notes due 2007 and a cash payment for existing U.S.$300 million 11 7/8% Notes due 2004	9 1/8% Notes due 2010 and a cash payment for existing U.S.$368.5 million 9 1/8% Notes due 2008

and

solicitations of proxies to vote in favor

of amendments to the terms of the existing notes

This second prospectus and proxy solicitation supplement updates the prospectus and proxy solicitation dated June 17, 2003 (as supplemented by the prospectus and proxy solicitation supplement dated July 24, 2003) pursuant to which we made offers to exchange 11 7/8% Notes due 2007 and a cash payment for existing U.S.$300 million 11 7/8% Notes due 2004 and 9 1/8% Notes due 2010 and a cash payment for existing U.S.$368.5 million 9 1/8% Notes due 2008 and solicited proxies to vote in favor of amendments to the terms of the existing notes. This second prospectus and proxy solicitation supplement updates the prospectus and proxy solicitation to notify you that we have waived the minimum tender condition for each series of our existing notes.

This second prospectus and proxy solicitation supplement also updates the prospectus and proxy solicitation by (1) providing updated as adjusted capitalization and debt maturity profile tables in order to reflect the amount of our existing notes and the amount of existing notes of our parent, Compañía Internacional de Telecomunicaciones S.A., or Cointel, tendered to date in the exchange offers and (2) adding the risk factor on page S-4 of this second prospectus and proxy solicitation supplement.

You should consider carefully the “ Risk Factors” beginning on page 36 of the prospectus and proxy solicitation and page S-4 of this prospectus and proxy solicitation supplement before you make a decision as to whether to tender your existing notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with these exchange offers or passed upon the accuracy or adequacy of the prospectus and proxy solicitation or this prospectus and proxy solicitation supplement. Any representation to the contrary is a criminal offense.

The dealer manager and solicitation agent for the exchange offers and proxy solicitations is:

MORGAN STANLEY

July 29, 2003

Page
The Exchange Offers	S-1

Risk Factors	S-4

You should rely only on the information contained or incorporated by reference in this prospectus and proxy solicitation, as updated by, the prospectus and proxy solicitation supplement dated July 24, 2003 and this second prospectus and proxy solicitation supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in the prospectus and proxy solicitation and this prospectus and proxy solicitation supplement. We are offering our new notes only in jurisdictions where the exchange offers are permitted. The information contained in the prospectus and proxy solicitation, the prospectus and proxy solicitation supplement dated July 24, 2003 and this second prospectus and proxy solicitation supplement and the documents incorporated by reference therein are accurate only as of their respective dates, regardless of the time of delivery of this second prospectus and proxy solicitation supplement. Our business, financial condition, results of operation and prospects may have changed since those dates.

i

THE EXCHANGE OFFERS

Waiver of Minimum Tender Conditions to the Exchange Offers

We have elected to waive the minimum tender condition for each class of our existing notes that are described on page 12 of the prospectus and proxy solicitation under the caption “The Exchange Offers and Proxy Solicitations—Minimum Tenders of Existing Notes”, page 57 of the prospectus and proxy solicitation under the caption “The Exchange Offers—Conditions to the Exchange Offers—Minimum Tenders of Existing Notes” and elsewhere in the prospectus and proxy solicitation.

We have also elected to waive the minimum tender condition for each series of existing Cointel notes in connection with the Cointel exchange offers that are described on page 24 of the prospectus and proxy solicitation under the caption “Summary of Cointel Exchange Offers and New U.S. Dollar-Denominated Notes and New Conversion Notes—Minimum Tender Condition”.

As of 5:00 p.m. on July 28, 2003, we had received the following tenders of our existing notes and existing Cointel notes in the exchange offers:

•	U.S.$212 million, representing 71% of aggregate principal amount of our existing 2004 notes,

•	U.S.$240 million, representing 65% of aggregate principal amount of our existing 2008 notes,

•	U.S.$167 million, representing 74% of aggregate principal amount of the existing Cointel Series A notes, and

•	Ps.31 million, representing 18% of aggregate principal amount of the existing Cointel Series B Notes.

The waiver of the minimum tender conditions described above creates additional risk for you. For a description of this risk see “Risk Factors” beginning on page S-4 of this prospectus and proxy solicitation supplement.

Expiration Date

As a result of the waiver of the minimum tender conditions, we have extended the expiration date of the exchange offers to 11:59 p.m., New York City time, on Monday, August 4, 2003.

The expiration date of the Cointel exchange offers has also been extended to 11:59 p.m., New York City time, on Monday, August 4, 2003.

Our Financial Debt Maturity Profile if the Debt Renegotiation is Successful

The table below sets forth our actual aggregate scheduled payments of principal and our principal payments as adjusted to give effect to the exchange offers based on the number of existing notes and existing Cointel notes tendered prior to 5:00 p.m., New York City time, on July 28, 2003. The table below does not include any cash payments that may be made in respect of accrued and unpaid interest that would reduce the amount of indebtedness owed to Telefónica Internacional in accordance with the terms of our agreement with Telefónica Internacional and assumes that none of the existing notes or existing Cointel notes are withdrawn from the exchange offers prior to the expiration date.

Scheduled Payments of Total Financial Debt in U.S. dollars as of March 31, 2003	2003		2004		2005	2006		2007		2008	2009	2010		2011		Thereafter	Total
Actual	915		331		34	83		10		379	11	11		7		5	1,786
As adjusted	739	(1)	119	(2)	34	83	(2)	194	(3)	139	11	228	(4)	157	(5)	5	1,709

(1)	Reduction of short-term intercompany debt owed to Telefónica Internacional resulting from the transfer of existing Cointel notes that we acquire to Telefónica Internacional as described in the prospectus and proxy solicitation. We would have U.S.$692 million of short-term debt outstanding to Telefónica Internacional after consummation of the exchange offers.

(2)	Payments for 2006 include U.S.$71.4 million of our 9 7/8% Notes due 2006 with respect to which we will be required to make an offer to purchase in July 2004 at 100% of their principal amount, plus accrued and unpaid interest if, as of July 1, 2004, the outstanding principal amount of our existing 2004 notes, including any refinancing or renegotiation of those notes with indebtedness having a maturity date prior to July 1, 2006, exceeds U.S.$90 million. Assuming that we do not receive additional tenders of existing 2004 notes and none of the existing 2004 notes are withdrawn, there will be approximately U.S.$88.2 million of existing 2004 notes outstanding after consummation of the exchange offers and, accordingly, we will not be required to make an offer to purchase our 9 7/8% Notes due 2006. However, if more than U.S.$1.8 million of existing 2004 notes are withdrawn, we will, prior to July 2004, need to refinance or renegotiate any amount of existing 2004 notes in excess of U.S.$90 million that remains outstanding after consummation of the exchange offers in order to avoid having to make an offer to purchase U.S.$71.4 million of our 9 7/8% Notes due 2006 in July 2004.
(3)	Maturity of new 2007 notes.
(4)	Maturity of new 2010 notes.
(5)	Includes maturity of U.S.$150 million of new U.S. dollar denominated 8.85% notes and the equivalent of U.S.$0.07 million of new conversion notes, assuming that the new conversion notes and 8.85% notes are converted into U.S. dollars on August 1, 2004 at the forward exchange rate, which is Ps.3.3104 per U.S. dollar.

The table above only represents an example of our possible financial debt maturity profile. Because none of the exchange offers are contingent on the success of any of the other exchange offers, our actual maturity profile will depend on the number of exchange offers that are successfully concluded, the principal amount of notes tendered for exchange and not withdrawn in the successful exchange offers and the principal amount of existing Cointel Series B notes tendered for the new conversion notes.

Capitalization

The following table sets forth our historical consolidated cash and capitalization as of March 31, 2003 in accordance with Argentine GAAP and as adjusted as described below. A U.S. dollar convenience translation has also been provided, with amounts converted at Ps.2.98 per U.S. dollar, the exchange rate published by Banco Nación on March 31, 2003. The adjusted columns gives effect to the exchange offers, the exchange offers for the existing Cointel notes and the transfer of these existing Cointel notes to Telefónica Internacional in exchange for a reduction of our short-term indebtedness owed to Telefónica Internacional, based on the amount of existing notes and existing Cointel notes tendered in the exchange offers prior to 5:00 p.m., New York City time, on July 28, 2003 and assuming that no such tenders are withdrawn prior to the expiration date and no cash payments are necessary in respect of accrued and unpaid interest.

You should read this table in conjunction with “Item 5: Operating and Financial Review and Prospects” and our audited consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and our unaudited consolidated financial statements included in our Report on Form 6-K and filed on May 22, 2003, which are incorporated by reference in the prospectus and proxy solicitation. The adjusted amounts below represent only one possible outcome of the exchange offers. Our actual long-term debt and total capitalization will differ, perhaps significantly, if the actual participation in the offers differs from the participation obtained as of July 28, 2003.

	As of March 31, 2003
	Actual	As adjusted	Actual	As adjusted
	(Unaudited)		(Unaudited)
	(in millions of constant pesos as of February 28, 2003) (1)		(in millions of U.S.$) (1)
Cash and temporary investments	Ps.524	Ps.294	U.S.$176	U.S.$99

Short-term debt and current portion of long-term debt:
Negotiable obligations (interest accrued)	90	90	30	30
Telefónica Internacional	2,589	2,063	869	692
Bank loans	129	129	43	43
Imports financing	48	48	16	16
Long-term financing	7	7	2	2
Credit balances with banks	0	0	0	0
Total short-term debt	2,863	2,338	961	784

Long-term debt, excluding current portion:
Bank loans	265	265	89	89
Imports financing	22	22	7	7
Long-term financing	68	68	23	23
Existing 2004 notes	894	263	300	88
Existing 2006 notes (2)	213	213	71	71
Existing 2008 notes	1,098	383	369	128
New 2007 notes	0	546	0	184
New 2010 notes	0	648	0	217
New U.S. dollar-denominated notes due 2011	0	448	0	150
New conversion notes due 2011(3)	0	0	0	0
Total long-term debt	2,560	2,856	859	958
Total debt	5,423	5,194	1,820	1,743

Shareholders’ equity:
Capital contribution	3,881	3,881	1,302	1,302
Legal reserve and reserves for future dividends	2,042	2,042	685	685
Unappropriated losses	(2,986)	(2,986)	(1,002)	(1,002)
Total shareholders’ equity	2,937	2,937	986	986

Total capitalization	Ps.7,836	Ps.7,836	U.S.$2,630	U.S.$2,630

(1)	Amounts may not sum due to rounding.
(2)	We will be required to make an offer to purchase our 9 7/8% Notes due 2006 in July 2004 at 100% of their principal amount, plus accrued and unpaid interest if, as of July 1, 2004, the outstanding principal amount of our existing 2004 notes, including any refinancing or renegotiation of those notes with indebtedness having a maturity date prior to July 1, 2006, exceeds U.S.$90 million. Assuming that we do not receive additional tenders of existing 2004 notes and none of the existing 2004 notes are withdrawn, there will be approximately U.S.$88.2 million of existing 2004 notes outstanding after consummation of the exchange offers and, accordingly, we will not be required to make an offer to purchase our 9 7/8% Notes due 2006. However, if more than U.S.$1.8 million of existing 2004 notes are withdrawn, we will, prior to July 2004, need to refinance or renegotiate any amount of existing 2004 notes in excess of U.S.$90 million that remains outstanding after consummation of the exchange offers in order to avoid having to make an offer to purchase U.S.$71.4 million of our 9 7/8% Notes due 2006 in July 2004.
(3)	The equivalent of U.S.$0.07 million of new conversion notes (assuming that they are converted into U.S. dollars on August 1, 2004 at the forward exchange rate, which is Ps.3.3104 per U.S. dollar) are expected to be issued.

Withdrawal Rights

We have granted withdrawal rights to holders of the existing notes and holders of the existing Cointel notes in the Cointel exchange offers until 11:59 p.m., New York City time, on August 4, 2003.

RISK FACTORS

In addition to the other information contained in the prospectus and proxy solicitation and this prospectus and proxy solicitation supplement, holders of existing notes should review carefully the risk factors contained in the prospectus and proxy solicitation under the caption “Risk Factors” and the additional risk factor set forth below before making an investment decision in the new notes.

Assuming that we do not receive any additional tenders of existing notes or existing Cointel notes and none of the tenders we have received are withdrawn, after consummation of the exchange offers we will have U.S.$119 million of indebtedness and Cointel will have U.S.$107 million of indebtedness owed to third parties maturing in 2004 compared to U.S.$331 million and U.S.$283.7 million, respectively, prior to consummation of the exchange offers, however, such indebtedness maturing in 2004 may increase if any tenders of notes are withdrawn

We have waived the minimum tender condition for each class of our existing notes and each series of existing Cointel notes and granted withdrawal rights to holders of such notes until 11:59 p.m., New York City time, on August 4, 2003. As of 5:00 p.m., on July 28, 2003, we had received tenders equal to approximately U.S.$212 million of the existing 2004 notes, U.S.$167 million of the existing Cointel Series A notes and Ps.31 million of the existing Cointel Series B notes.

Assuming that we do not receive any additional tenders of existing notes or existing Cointel notes and none of the tenders we have received are withdrawn, after consummation of the exchange offers we will have U.S.$119 million of indebtedness maturing in 2004 and Cointel will have U.S.$107 million of indebtedness owed to third parties maturing in 2004 compared to U.S.$331 million and U.S.$283.7 million, respectively, prior to consummation of the exchange offers. In addition, Cointel will have the equivalent of an additional U.S.$2 million of preferred stock owed to third parties maturing in 2004. As of March 31, 2003, on an as adjusted basis assuming the exchange offers are consummated based on the amount of existing notes and existing Cointel notes tendered, we would have had the equivalent of U.S.$99 million in cash and temporary investments. We cannot assure you that we will be able to refinance or repay any such indebtedness on or prior to its scheduled maturity or that we will be able to generate enough cash flows for Cointel to be able to repay any of its debt owed to third parties scheduled to mature in 2004.

In addition to the indebtedness described above, the terms of our 9 7/8% Notes due 2006 require us to make an offer to purchase such notes in July 2004 at 100% of their principal amount, plus accrued and unpaid interest if, as of July 1, 2004, the outstanding principal amount of our existing 2004 notes, including any refinancing or renegotiation of those notes with indebtedness having a maturity date prior to July 1, 2006, exceeds U.S.$90 million. Assuming that none of the existing 2004 notes are withdrawn, there will be approximately U.S.$88.2 million of existing 2004 notes outstanding after consummation of the exchange offers and, accordingly, we will not be required to make an offer to purchase our 9 7/8% Notes due 2006. However, if more than U.S.$1.8 million of existing 2004 notes are withdrawn, we will, prior to July 2004, need to refinance or renegotiate any amount of existing 2004 notes in excess of U.S.$90 million that remains outstanding after consummation of the exchange offers in order to avoid having to make an offer to purchase U.S.$71.4 million of our 9 7/8% Notes due 2006 in July 2004.

The capitalization table and debt maturity profile included in this second prospectus and proxy solicitation supplement have been prepared assuming that we do not receive any additional tenders of existing notes or existing Cointel notes and none of the tenders we have received are withdrawn. Therefore, these tables do not take into account the affect of withdrawals, if any, on our liquidity and may not reflect the actual amount of our and Cointel’s indebtedness that will actually be scheduled to mature in 2004 after consummation of the exchange offers. For each 1% decrease in the aggregate participation level of our existing 2004 notes, we would have an additional U.S.$3 million of additional indebtedness scheduled to mature in 2004. In addition, for each 1% decrease in the aggregate participation level of the existing Cointel Series A notes and existing Cointel Series B notes, Cointel would have an additional U.S.$2.25 million and Ps.1.75 million, respectively, of additional indebtedness owed to third parties scheduled to mature in 2004.

If any notes were to be withdrawn, we cannot assure you that we will be able to refinance or repay any such additional indebtedness or that we will be able to generate enough cash flows for Cointel to be able to repay any such additional indebtedness. We do not expect to extend the offer or grant further withdrawal rights as a result of any withdrawal of tenders. The extent to which tenders of existing notes, if any, may be withdrawn is currently uncertain. By electing to participate in the exchange offers after the date hereof, you are exchanging your notes regardless of how many other holders make the same decision. See “Risks Related to the Exchange Offers and the Proxy Solicitations—We may make repurchases of existing notes or pay those notes at maturity and any repurchases or repayments could be more favorable to holders of existing notes that the terms of these offers” and “Risks Related to the New Notes—We may be able to repay the unexchanged existing notes when they mature, but we may not be able to repay or refinance the new notes when they mature” in the prospectus and proxy solicitation statement.

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

INFORMATION AGENT D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Tel: (212) 269-5550	LUXEMBOURG LISTING AGENT AND EXCHANGE AGENT Banque Générale du Luxembourg S.A. 50 Avenue J.F. Kennedy L-2951 Luxembourg Attention: Marie Boden Tel: 352-4242-4515 Fax: 352-4242-2887

TRUSTEE, CO-REGISTRAR,

PRINCIPAL PAYING AGENT,

LUXEMBOURG PAYING AGENT AND LUXEMBOURG TRANSFER AGENT

The Bank of New York

101 Barclay Street

New York, NY 10286

The Bank of New York (Luxembourg) S.A.

Hoehenhof 1A

P.O. Box BP263

L-2012 Luxembourg

Tel: 352-2634-771

Fax: 352-2634-0571

AUDITORS

Deloitte & Co. SRL,

Member Firm of Deloitte Touche Tohmatsu

Florida 234, 5th Floor

(C1005AAF) Buenos Aires, Argentina

DEALER MANAGER AND SOLICITATION AGENT Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036 Tel. (toll free): (800) 624-1808 (Outside the U.S.): (212) 761-1893

EXCHANGE AGENT

The Bank of New York

Corporate Trust Operations, Reorganization Unit

101 Barclay Street, Floor 7 East

New York, NY 10286

Attention: Bernard Arsenec

Tel: (212) 815-5098

Fax: (212) 815-1915

SOLICITATION AGENT IN ARGENTINA

BBVA Banco Francés S.A.

Reconquista 199

(C1003ABE) Buenos Aires, Argentina

Tel: (5411) 4346-4600

Fax: (5411) 4346-4347

LEGAL ADVISORS TO TELEFÓNICA DE ARGENTINA

In respect of U.S. Law Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022	In respect of Argentine Law Estudio O’Farrell Avenida de Mayo 645/651 (1084) Buenos Aires, Argentina

LEGAL ADVISORS TO THE DEALER MANAGER AND SOLICITATION AGENT

In respect of U.S. Law Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017	In respect of Argentine Law Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h) Suipacha 1111, piso 18º (C1008AAW) Buenos Aires, Argentina

Any questions or requests for assistance may be directed to Morgan Stanley & Co. Incorporated and its affiliates at the address and telephone numbers set forth above. You may also direct requests for additional copies of the prospectus and proxy solicitation, the first and second prospectus and proxy solicitation supplement, the reports incorporated by reference in the prospectus and proxy solicitation and each prospectus and proxy solicitation supplement and the letter of transmittal to D.F. King & Co., Inc. at the address and telephone number set forth above. Beneficial owners should contact their brokers, dealers, banks, trust companies or other nominees for assistance concerning these exchange offers. Information relating to the exchange offers and proxy solicitations is also available via “MCM Corporate Watch” on Bloomberg pages MCM7880 and MCM7881 and Telerate pages 64155 and 64156.